SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Portugal Telecom

Results Presentation
Full Year 2006 (Unaudited)

8 February 2007

Important notice

This release contains forward -looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward -looking statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these forward -looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward -looking statements. Forward -looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”) . Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it contains important information, and the amendments thereto. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

Portugal Telecom | February 2007

Highlights

		[€mn]
	2006	y.o.y

> Operating revenues	6,343	-0.7%
> EBITDA	2,423	-2.9%
> Net Income	867	+32.5%
> Operating free cash flow	1,599	+22.5%
> Net debt	3,757	+2.3%
> After-tax net unfunded	1,216	-36.4%

Portugal Telecom | February 2007

Announced guidance achieved

	2006 EBITDA	2006
	guidance	reported

Wireline	Flat vs. “normalised” 2005	Flat

TMN	(2%) – (3%)	(2.2%)

PTM	5%-10%	8.1%

Portugal Telecom | February 2007

Operational momentum - Wireline

> ULL net adds declining

> Recouping pre-selection and WLR lines

> Loss of traffic-generating accesses(2) has been decreasing

> Improvement in market share of ADSL net adds(4)

> Stable wireline ARPU

> Improvement in efficiency level

(1) Carrier pre-selection + wholesale line rental net adds (2) PSTN/ISDN less pre-selection (3) Traffic generating access net adds
(4) PT estimate (retail ADSL/(retail ADSL+ULL+wholesale ADSL) (5) Market share (6) Main accesses/wireline employees

Portugal Telecom | February 2007

Operational momentum - TMN

> Continuing acceleration of net adds, with 45% market share of net adds in 2H06 (vs. 13% in 1H06)

> Resulting in improvement of billing revenues, despite stronger seasonality in Christmas in 2006

> Data underpinning service revenues , with non-SMS data revenues increasing by 21% yoy

> Market momentum built against stable SAC

> Improvement in EBITDA performance in 2H06, despite 67% y.o.y growth in net adds (342k in 2H06 vs. 205k in 2H05)

> Cost discipline underpinned improvement in pre-SARC margin

(1) Change yoy (2) Data/Service Revenues (3) Subscriber Acquisition Costs (4) EBITDA yoy (5) EBITDA pre-SARC/Service Revenues

Portugal Telecom | February 2007

Operational momentum - PTM

> Continued growth in homes passed supports future growth

> Acceleration of Pay-TV net adds

> Over 45% of 1.5 million customers are digitally enabled

> Strong growth in premium sport channel subscribers

> Recovery on cable broadband net adds

> Improvement in blended ARPU (up 7% y.o.y)

(1) Digital set top boxes (thousand)

Portugal Telecom | February 2007

Operational momentum - Vivo

> Net adds showing recovery…

> … with billing ARPU growing q.o.q…

> …driven out of campaigns to stimulate traffic

> Focus on reducing bad debt levels, with substantial reduction of cloning cases (down 95% y.o.y)

> Combined with tight control of commercial costs (SAC)

> Resulting in improvement in EBITDA performance…

> …and also in free cash flow

(1) Excluding database cleanup (2) R$ (3)Minutes of Use (4) Provision/Revenues and excluding one-off (5) Subscriber Acquisition Costs in R$ (6) R$million

Portugal Telecom | February 2007

Other main international assets performed strongly

[2006] [Euro million, EBITDA in local currency]

Africa	Stake	EBITDA	Δ EBITDA	Asia	Stake	EBITDA	Δ EBITDA	Brazil	Stake	EBITDA	Δ EBITDA

Unitel	25%	346	41%	CTM	28%	81	1.3%	UOL	29%	n.a.	n.a.
Meditel	32%	188	20%	Timor Telecom	41%	7.5	70%
MTC	34%	68	14%
CVT	40%	40	26%
CST	51%	3.1	24%

Revenue and EBITDA performance by division

>  Vivo (Real appreciation), PTM and consolidation of MTC had positive contribution to consolidated revenues.

>  Line loss and lower traffic impacted negatively Wireline revenues.

>  MTR cuts had negative impact of €49mn in TMN revenues.

>  Cost cutting allowed wireline to offset partially top line pressure at EBITDA level.

>  Excluding MTR cuts (€26mn), TMN EBITDA would have increased by 1.6% yoy.

>  PTM EBITDA rose by 8.1% yoy, underpinned by Pay TV ARPU.

Portugal Telecom | February 2007

Strong cash flow performance

>  OpFCF up by 22% yoy to €1.6bn, underpinned by working capital improvement

>  FCF before net financial investments increased by 35% yoy

>  Net divestments of €365mn in 2005 (Lusomundo, Primesys, UOL IPO) vs. net investments of €143mn in 2006 (MTC, BES)

Portugal Telecom | February 2007

Net income reached historical high

> Net income increased by 33% yoy to €867mn. > Increase in net income resulted from primarily:

–  Lower income taxes: capital gain in 1Q06 (€53mn), adoption voluntary taxation on capital gains (€142mn), and recognition of tax credit at Vivo (€134mn).

– Lower curtailment cost: redundancy programme encompassed less employees and impact of termination SNS protocol.

Portugal Telecom | February 2007

Solid debt profile

>  Net debt down €352mn in 4Q06 as a result of FCF generated.

>  Cash plus undrawn facilities totalled €2.5bn at the end of Dec 2006.

>  Average cost of debt (excl. Vivo and PTM swaps) stood at 3.8% in 2006.

>  Debt maturity excluding Brazil is 7.9 yrs.

Portugal Telecom | February 2007

Significant reduction in unfunded post retirement obligations

> Combination of several factors resulted in strong reduction of unfunded post retirement obligations.

> Adjustment to PT’s healthcare plan and decision not to sign new protocol with SNS lowered PBO by €367mn.

> After tax net unfunded amounted to €1.2bn at the end of 2006.

> Pension funds outperformed expected rate of return in all of the past 4 years.

Portugal Telecom | February 2007

Strong increase in distributable reserves

>  Distributable reserves totalled €2.8bn at the end of Dec 06, following:

      – Share capital reduction (€1.1bn),

      – Internal corporate restructuring (€0.8bn) .

Portugal Telecom | February 2007

Financial highlights

Euro million	4Q06	4Q05	y.o.y	2006	2005	y.o.y

Operating revenues	1.635	1.715	(5%)	6.343	6.385	(1%)
Wireline	505	540	(6%)	2.072	2.214	(6%)
TMN	387	397	(3%)	1.502	1.557	(4%)
Vivo	535	620	(14%)	2.105	2.037	3%
PTM	177	158	12%	666	628	6%
EBITDA	738	710	4%	2.423	2.496	(3%)
Wireline	352	360	(2%)	1.073	1.129	(5%)
TMN	166	167	(0%)	659	674	(2%)
Vivo	160	124	29%	496	507	(2%)
PTM	53	51	2%	211	195	8%
Income from operations	428	395	8%	1.214	1.375	(12%)
Net income	340	293	16%	867	654	33%
Capex	423	361	17%	1.001	943	6%
EBITDA - Capex	315	349	(10%)	1.423	1.552	(8%)
Net debt	3.757	3.672	2%	3.757	3.672	2%
EBITDA margin (%)	45,2	41,4	3,8 pp	38,2	39,1	(0,9 pp)
Capex as % revenues	25,9	21,1	4,8 pp	15,8	14,8	1,0 pp
EBITDA - Capex margin (%)	19,3	20,4	(1,1 pp)	22,4	24,3	(1,9 pp)
EBITDA = income from operations + depreciation and amortisation.
Income from operations = income before financials and taxes + goodwill impairment + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Portugal Telecom | February 2007

Operating highlights

		4Q06	4Q05	y.o.y	2006	2005	y.o.y

Wireline	Main accesses (k)	4,404	4,478	(2%)	4,404	4,478	(2%)
	Main accesses net adds (k)	(14)	7	n.m.	(74)	101	n.m.
	ADSL retail (k)	685	585	17%	685	585	17%
	ADSL Retail net adds (k)	27	38	(29%)	100	204	(51%)
	Pricing Plans (k)	2,827	1,795	58%	2,827	1,795	58%
	Total Traffic (mn minutes)	3,314	3,641	(9%)	13,442	14,818	(9%)
	ARPU (Euro)	30	30	1%	30	30	(1%)

TMN	Customers (k)	5,704	5,312	7%	5,704	5,312	7%
	Net Adds (k)	211	97	117%	391	259	51%
	MOU	120	123	(2%)	120	122	(1%)
	ARPU (Euro)	21	22	(7%)	21	23	(8%)
	Customer bill	17	18	(5%)	17	18	(5%)
	Interconnection	4	4	(16%)	4	5	(19%)

Vivo	Customers (k)	29,053	29,805	(3%)	29,053	29,805	(3%)
	Net Adds (k)	327	964	(66%)	(752)	3,262	n.m.
	MOU	82	74	11%	74	78	(5%)
	ARPU (R$)	31	29	6%	27	29	(5%)

PTM	Pay TV Customers (k)	1,480	1,479	0%	1,480	1,479	0%
	Pay TV Net Adds (k)	29	(6)	n.m.	1	30	(96%)
	Cable Broadband Accesses (k)	362	348	4%	362	348	4%
	Cable Broadband Net Adds (k)	13	7	95%	14	43	(68%)
	Pay-Tv Blended ARPU (Euro)	30	27	7%	29	28	6%

Portugal Telecom | February 2007

Portugal Telecom

Nuno Prego
Investor Relations Director
+351 21 500 1701
nuno.prego@telecom.pt

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 09, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.